UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

CHINA CERAMICS CO., LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Effective as of June 17, 2019, Huang Jia Dong, founder, Chairman of the Board of Directors (the “Board”) and Chief Executive Officer of China Ceramics Co., Ltd. (the “Company”), resigned as the Board’s Chairman and as the Company’s CEO. His resignation was for personal reasons and was not for any disagreements with the Company or the Board. The Board accepted the foregoing resignation and thanked Mr. Huang for his years of service on the Company’s behalf. He will continue to be engaged with the Company as Special Advisor. Effective as of June 17, 2019, Board appointed Huang Meishuang, the Company’s Assistant to the CEO, as the Company’s successor Chair and CEO. Ms. Huang is Mr. Huang’s daughter. Ms. Huang Meishuang, 34, has been employed at the Company’s Treasury Department from August 2008 to August 2013. From September 2013 to present, she has been employed as CEO’s Assistant. Ms. Huang holds a Bachelor’s degree in Business Administration from JiMei University, Xiamen (2008). She also holds a postgraduate diploma of the Executive Development Program from Xiamen University (2009). There is no arrangement or understanding between Ms. Huang and any other persons pursuant to which she was appointed as discussed above. There are no transactions involving the Company which transaction would be reportable pursuant to Item 404(a) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

Financial Statements and Exhibits.

Exhibit	Description

99.1	Press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Hen Man Edmund, Chief Financial Officer

Date: June 17, 2019